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82 - 34708

03 OCT -2 AM 7:21

[redacted]

03032455

MINUTES
of an extraordinary general meeting
of shareholders of
SPL WorldGroup B.V.,
having its corporate seat in Amsterdan
(hereinafter referred to as: the "Company")
held on September 17, 2003 in Amsterdam.

Chairman: Mr John C.C. Paans
Secretary: Mr Alex van Doorn

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

SUPPL

The chairman opened the meeting and stated that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman established that the convocation of this meeting took place in accordance with the Company's Articles of Association and the statutory provisions. The chairman furthermore informed the meeting that, in accordance with the attendance list, which will be attached to the minutes of this meeting, 3,742,046 shares are represented at the meeting, constituting approximately 31.2 % of the entire issued share capital.

The chairman brought up for discussion the following issues included in the agenda for this meeting:

1. The proposal to approve a supplemental remuneration to any Board member working on one or more special projects for the Board in an amount to be determined by the Board of Directors of the Company in each instance, provided the total amount shall not exceed an amount equal to the prorata annual base compensation of the Company's Chief Executive Officer (subject to all

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withholding or other applicable taxes); provided, further, that if the Company does not then have a Chief Executive Officer, the compensation shall be based upon the annual base compensation of the Company's immediately preceding Chief Executive Officer; and provided, further, that such supplemental remuneration shall be paid to Mr. Trevor Winer and Mr. Roger Peirce in their capacities as Directors of the Company in connection with their work on special projects for the Board of Directors effective since May 5, 2003.

2. The proposal to approve the fiscal year 2002 proposed allocation of profit between the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company, as provided in Article 24 of the Articles of Incorporation of the Company.

3. The proposal to adopt the audited accounts of the Company for the 18-month period ended December 31, 2002.

The meeting unanimously adopted the agenda as moved by the chairman.

The chairman then proceeded to the first item on the agenda, being the proposal to approve a supplemental remuneration to any Board member working on one or more special projects for the Board. The chairman put this proposal to a vote and observed that 3,582,420 votes were cast in favour of the proposal and 159,626 votes were cast against the proposal. The chairman informed the meeting that this proposal is therefore accepted.

The chairman proceeded to the second item on the agenda, being the proposal to adopt the fiscal year 2002 proposed allocation of profit between the Series A Preferred Stock, the Series B Preferred Stock and the Common Stock of the Company. This proposal, which was subsequently put to a vote, was unanimously accepted by the shareholders present at the meeting.

Subsequently the chairman moved to the third and last item on the agenda, being the proposal to adopt of the audited accounts of the Company for the 18-month period ended December 31, 2002. The chairman put this proposal to a vote and observed that the proposal was unanimously accepted by the shareholders present at the meeting.

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Since no other business was transacted and no participant wished to address the meeting, the chairman adjourned the meeting.

Amsterdam, September 17, 2003.

John C.C. Paans	Alex van Doorn
Chairman	Secretary

ATTENDANCE LIST EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF SPL WORLDGROUP B.V., AMSTERDAM, THE NETHERLANDS, SEPTEMBER 17, 2003

Name	# Shares	Proxy	Date of Proxy
Maguire, J.	77800	Yes	August 31, 2003
Josephson, J.	2000	Yes	September 1, 2003
McKenzie, A.	226415	Yes	September 2, 2003
Standard Nominees (C.I.) Ltd.	307266	Yes	September 3, 2003
TCV LP	713970	Yes	September 3, 2003
TCV CV	56540	Yes	September 3, 2003
TCV II VOF	18904	Yes	September 3, 2003
TCV II CV	88856	Yes	September 3, 2003
TCV II LP	581978	Yes	September 3, 2003
TCV II (Q) LP	447431	Yes	September 3, 2003
TCV II Strategic Partners LP	79397	Yes	September 3, 2003
Mulit, D.	10000	Yes	September 7, 2003
PlusPlus - New Horizons Trust	164500	Yes	September 9, 2003
Zolezzi, R.	25960	Yes	September 9, 2003
Wachovia Securities (2 accounts held for R. Zolezzi)	21230	Yes	September 9, 2003
Iles, S.	20168	Yes	September 10, 1003
Huntley, R.	125267	Yes	September 12, 2003
Stiching SPL WorldGroup Employee Stock	614738	Yes	September 12, 2003
Bourne, B.	123906	Yes	September 15, 2003
Wachovia Securities (account held for B. Bourne)	35720	Yes	September 15, 2003

TOTAL	3742046

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